RepliCel Life Sciences Enrolls First Participant in Phase 1/2 Clinical Trial of RCT-01 for Chronic Achilles Tendinosis

ReaCT Trial at University of British Columbia Treating Patients with Autologous Cell Therapy

VANCOUVER, BC – June 30, 2015 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSX.V: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today that the first participant in its Phase 1/2 clinical trial of RCT-01, being tested for the treatment of chronic unilateral Achilles tendinosis, has been enrolled and their tissue biopsy sent for processing prior to intra-tendon ultrasound-guided injections. RCT-01 is comprised of non-bulbar dermal sheath (NBDS) cells isolated from hair follicles via a small biopsy taken from the back of the participant's head. A total of 28 participants, male and female, will be included in this study, also known as the 'ReaCT Trial'.

"The first participant enrollment and the subsequent booked patients are significant milestones in the development of RCT-01 and our NBDS fibroblast platform," stated David Hall, CEO. "In parallel to the RCT-01 trial, we have a clinical trial application for a companion platform product, RCS-01, for aging and sun damaged skin currently under review by European regulators in Germany. Upon receiving approval to initiate the RCS-01 trial which is anticipated in the near future, we will have two active clinical trials based on our NBDS platform. Both of these clinical trials are designed to deliver safety, clinical, and biologic mechanistic data next year – approximately 6 months after participants receive their last injection."

"Our RCT-01 treatment for chronic tendinosis represents a first step in developing a broad treatment platform for musculoskeletal injuries," commented Lee Buckler, VP Business and Corporate Development. "We are looking to expand the application of our RCT-01 treatment into other indications and other markets, particularly in Japan, where we are actively seeking partners for RCT-01 to take advantage of the opportunity there for accelerated market access. RepliCel is committed to a business model of out-licensing and partnerships for the late-stage development and commercialization of all our products."

About RepliCel's NBDS Fibroblast Platform
RepliCel's NBDS fibroblast platform has the potential to address numerous indications where impaired tissue healing has been stalled due to a deficit of active fibroblast cells required for tissue remodeling and repair. RepliCel's proprietary NBDS fibroblast cells, isolated from healthy hair follicles, are a rich source of fibroblasts unique in their high-level expression of the necessary proteins, such as Type I collagen, required to jump-start the stalled healing cycle. The company is developing a series of products from this platform that have the potential to address large commercial markets in the areas of musculoskeletal and skin-related conditions. To learn more about RepliCel's RCT-01 treatment for chronic tendinosis please watch our video.

About the ReaCT Trial
The ReaCT trial is a randomized, double-blind, placebo-controlled, single-centre study being conducted at the University of British Columbia. The study will include 28 participants, male and female between 18 and 50 years, in good health with chronic Achilles tendinosis symptoms for 6 months or more and who have completed at least three months of physiotherapy with no improvement. Study participants will receive

ultrasound-guided injections of either RCT-01 or placebo (on a 3:1 treatment-to-placebo ratio) directly into areas of injury within the Achilles tendon. Participants' overall health and tendinosis will be monitored over a six month period while they undergo post-treatment physiotherapy to help facilitate recovery from their Achilles tendinosis. To learn more about the trial and to determine if you qualify for participation please visit www.tendonstudy.com. More details on the trial design can be found on the www.clinicaltrials.gov website.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications. The company's product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

For more information please contact:

CORPORATE/MEDIA:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com

INVESTOR RELATIONS:
Lee Buckler, VP Business & Corporate Development
Telephone: 604-248-8693
lee@replicel.com

This press release contains forward-looking information that involve various risks and uncertainties regarding future events, including statements regarding our approach and our technology, expected and planned upcoming milestones and events, and the timing of trials. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: approval to conduct clinical trials; approval from the University of British Columbia's Clinical Ethics Review Board; delays enrolling clinical trial participants; negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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